ASP ISOTOPES INC.

433 Plaza Real, Suite 275

Boca Raton, Florida 33432

(561) 709-3034

April 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASP Isotopes Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-271137)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on April 12, 2023, or as soon as practicable thereafter.

Please call Brenda Hamilton, Esq. of Hamilton & Associates Law Group P.A. at (561) 416-8956 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

ASP ISOTOPES INC.

By:	/s/ Paul E. Mann
Name:	Paul E. Mann
Title:	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)